Exhibit 22.1
List of Subsidiary Issuers of Guaranteed Securities
As of September 30, 2025:
CRH SMW Finance Designated Activity Company, an indirect wholly owned finance subsidiary of CRH plc that is incorporated under the laws of Ireland, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•5.200% Guaranteed Notes due 2029
•5.125% Guaranteed Notes due 2030
CRH America, Inc., an indirect wholly owned finance subsidiary of CRH plc that is incorporated under the laws of the State of Delaware, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•6.400% Notes due 2033
CRH America Finance, Inc., an indirect wholly owned finance subsidiary of CRH plc that is incorporated under the laws of the State of Delaware, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•5.400% Guaranteed Notes due 2034
•5.500% Guaranteed Notes due 2035
•5.875% Guaranteed Notes due 2055